Exhibit 99

CONTACT: Stuart Tashlik
         Senior V.P.
         480-636-5355

              THE FINOVA GROUP INC. ANNOUNCES THIRD QUARTER RESULTS

SCOTTSDALE, ARIZ., NOV. 14, 2000 - The FINOVA Group Inc. (NYSE:FNV) today announced a net loss of $274.1 million ($4.49 per diluted share) for the quarter ended Sept. 30, 2000, compared to net income of $54.9 million ($0.86 per diluted share) for the third quarter of 1999. Of the loss, $203.1 million ($3.33 per diluted share) was related to FINOVA's Commercial Services, Corporate Finance, Business Credit, Growth Finance and Distribution & Channel Finance business units, which are being accounted for as discontinued operations and $71 million ($1.16 per diluted share) relating to continuing operations.

     For the nine months ended Sept. 30, 2000, the company reported a net loss of $220.7 million ($3.62 per diluted share) compared to net income of $158.6 million ($2.52 per diluted share) for the first nine months of 1999. The year-to-date results reflects a $253.0 million ($4.15 per diluted share) loss from discontinued operations and income of $32.2 million ($0.53 per diluted share) from continuing operations.

                                            Three Months Ended    Nine Months Ended
                                                 Sept. 30             Sept. 30
                                            ------------------    ------------------
                                                          In Millions
             Net of Tax                      2000       1999       2000       1999
             ----------                     -------    -------    -------    -------
Income (loss) from continuing operations    $ (71.0)   $  54.9    $  32.3    $ 159.5
Income (loss from discontinued operations      11.8                 (38.1)      (0.9)
Net loss on disposal of operations           (214.9)               (214.9)
                                            -------    -------    -------    -------
Net income (loss)                           $(274.1)   $  54.9    $(220.7)   $ 158.6
                                            =======    =======    =======    =======

     During the third quarter, FINOVA began to implement a new strategic direction, focusing on core specialty niche businesses. On Aug. 28, 2000, the company completed the sale of substantially all assets of its Commercial Services division to GMAC Commercial Credit LLC, a wholly owned subsidiary of General Motors Corporation, for approximately $235 million. In addition, FINOVA's Corporate Finance (includes Business Credit and Growth Finance) and Distribution & Channel Finance divisions have been offered for sale. The company is also trimming operating expenses to reflect the dispositions of these business units.

     FINOVA President and Chief Executive Officer Matt Breyne said, "Divesting these business units will strengthen our balance sheet, improve liquidity, and assist in addressing $2.1 billion of principal payments due in May 2001 under the company's credit facilities, of which $500 million can be extended over a two year term-out if no defaults exist at that time. We continue to evaluate FINOVA's entire product line to help assure that we move forward with the most profitable, highest franchise value businesses."

CONTINUING OPERATIONS

     FINOVA reported a loss from continuing operations of $71.0 million for the third quarter of 2000 compared to income of $54.9 million in the third quarter of 1999. The reduction was primarily due to higher loss provisions, losses applicable to charge-offs of investments and assets held for sale, a significant increase in the cost of funds and an increase in nonaccruing accounts.

     Cost of funds increased due to credit rating reductions during 2000. The impact is reflected in the $9.9 million decline in interest margins earned for the quarter ($115.4 million in the third quarter of 2000 vs. $125.3 million in the third quarter of 1999) despite portfolio growth of $669.7 million. The reduction in credit ratings since Mar. 31, 2000 included:

                                    Senior Debt          Commercial Paper
                                 -----------------      ------------------
                                 From          To       From           To
                                 ----         ----      ----          ----
     Moody's                     Baa           B1       P-2            NP
     S&P                         A-            BB       A-2            B
     Fitch                       A             B        F-1            B

     The impact of these downgrades and the company's decision to exercise term-out options under its $4.7 billion of back-up bank facilities was an increase in floating-rate borrowing costs. The all in spread over LIBOR was approximately 1.27% higher than the comparable spreads in the third quarter of 1999 (all in spread of 1.48% in 2000 vs. 0.21% in 1999). As a result, interest margins earned annualized as a percent of average earning assets declined to 4.8% in the third quarter of 2000 from 5.7% in the comparable 1999 period.

     Loss provisions increased to $111.2 million, up $97.7 million over the comparable quarter of 1999, to bolster the reserve for credit losses. The reserve was increased to 2.4% of ending managed assets (up from 1.7% at June 30, 2000), reflecting the increase in problem accounts. Nonaccruing assets increased to $421.0 million at Sept. 30, 2000, up from $229.3 million at June 30, 2000. The most significant increase during the quarter ($127.1 million) occurred in FINOVA's Resort Finance division due primarily to $117.4 million related to Sunterra Corporation, which was classified as accruing impaired at June 30, 2000, as well as $23.5 million to eight related project development entities managed by a developer that has experienced a decline in earnings and a significant reduction it its net worth. Other increases in nonaccruing assets included $32.5 million in Healthcare Finance and $31.7 million in Communications Finance. Nonaccruing assets as a percent of ending managed assets increased to 3.9% from 2.1% at June 30, 2000.

     Accruing impaired assets increased to $246.9 million at Sept. 30, largely due to an additional $148.2 million outstanding from the eight related Resort Finance project development entities. Other increases included $37.8 million in Franchise Finance and $10.4 million in Specialty Real Estate Finance. Net write-offs of financing contracts were $30.8 million ($17.8 million in Mezzanine Capital) in the third quarter of 2000 compared to $8.0 million in the 1999 period.

     While nonaccruing and accruing impaired assets have increased, FINOVA believes that significant collateral exists to secure the recent additions.

     Losses on investments and disposal of assets totaled $90.0 million for the quarter, consisting of a $109.0 million loss from the charge-off of investments, repossessed assets and equipment held for sale or lease, partially offset by gains of $19.0 million from sales of equity securities and residuals coming off lease. The largest charge-off was a $54.8 million equity investment in the major Resort Finance developer mentioned above. Transportation Finance also had charge-offs of $17.9 million, principally related to assets held for sale or lease. The gains during the third quarter of 2000 included $4.8 million from FINOVA's remaining investment in Healtheon/WebMD.

     Operating expenses were lower during the third quarter of 2000 when compared to the 1999 quarter, ($29.5 million vs. $40.2 million) principally due to the reversal of sales and management incentive accruals together with an overall lower level of expenses resulting from the reduced activities of the company. The efficiency ratio (operating expenses as a percent of operating margins) was 25.5% in the third quarter of 2000, compared to 31.1% in the third quarter of 1999.

DISCONTINUED OPERATIONS

     Results from discontinued operations for the quarter and first nine months of 2000 included income from operations, net of tax of $11.8 million in the third quarter and a loss of $38.1 million for the nine months of 2000. The net loss for the nine-month period was due to write-offs taken during the first six months of 2000, the largest of which was $70 million taken on a Distribution & Channel Finance customer in the first quarter of 2000.

     The loss on disposing of the discontinued operations was $214.9 million and included the following:

                                                   Distribution
                                       Corporate    & Channel    Commercial
                                        Finance      Finance      Services      Total
                                        -------      -------      -------      -------
                                                          In Millions
NET LOSS ON DISPOSAL OF OPERATIONS,
  NET OF TAX
  Net realizable value markdowns        $(130.4)     $ (10.3)     $            $(140.7)
  Goodwill written off                    (33.1)       (15.1)       (16.7)       (64.9)
  Proceeds in excess of assets sold                                  17.6         17.6
  Accrued expenses                        (17.5)        (3.1)        (6.3)       (26.9)
                                        -------      -------      -------      -------
                                        $(181.0)     $ (28.5)     $  (5.4)     $(214.9)
                                        =======      =======      =======      =======

LETTER AGREEMENT WITH LEUCADIA NATIONAL CORPORATION

     On Nov. 10, 2000, FINOVA and Leucadia National Corporation signed a letter agreement under which Leucadia would invest up to $350 million in FINOVA. The agreement is subject to reaching a mutually satisfactory arrangement with FINOVA's bank group and certain other customary conditions, including regulatory approvals. FINOVA, Leucadia and Jay Alix & Associates are currently working together to present a comprehensive plan to the bank group. The letter agreement will be filed as an exhibit to FINOVA's Sept. 30, 2000 10-Q.

     The FINOVA Group Inc., through its principal operating subsidiary, FINOVA Capital Corporation, is one of the nation's leading financial services companies focused on providing a broad range of capital solutions primarily to midsize business. FINOVA is headquartered in Scottsdale, Ariz. with business offices throughout the U.S. and London, U.K., and Toronto, Canada. For more information, visit the company's website at www.finova.com.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS SUCH AS ESTIMATES OF GAINS OR LOSSES, AS WELL AS OTHER PREDICTIONS OR FORECASTS. FINOVA ASSUMES NO OBLIGATION TO UPDATE THOSE STATEMENTS TO REFLECT ACTUAL RESULTS, CHANGES IN ASSUMPTIONS OR OTHER FACTORS. THE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. THOSE FACTORS INCLUDE FINOVA'S ABILITY TO ADDRESS ITS FINANCING REQUIREMENTS IN LIGHT OF ITS EXISTING DEBT OBLIGATIONS AND MARKET CONDITIONS; PENDING AND POTENTIAL LITIGATION RELATED TO CHARGES TO EARNINGS; THE RESULTS OF EFFORTS TO IMPLEMENT BUSINESS STRATEGY, INCLUDING THE ABILITY TO SUCCESSFULLY CONCLUDE ITS EVALUATION OF STRATEGIC ALTERNATIVES AND THE PENDING TRANSACTION WITH LEUCADIA; THE ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL AND CUSTOMERS; CONDITIONS THAT ADVERSELY IMPACT FINOVA'S BORROWERS AND THEIR ABILITY TO MEET THEIR OBLIGATIONS TO FINOVA; ACTUAL RESULTS IN CONNECTION WITH CONTINUING OR DISCONTINUED OPERATIONS AND THE
DISPOSITION OF ASSETS; THE ADEQUACY OF FINOVA'S LOAN LOSS RESERVES AND OTHER RISKS DETAILED IN FINOVA'S SEC REPORTS, INCLUDING PAGE 15 OF FINOVA'S 10-K FOR 1999.

                                       ##

                              The FINOVA Group Inc.
                          And Consolidated Subsidiaries
                       Summary of Consolidated Operations
                                   (Unaudited)
                  (Dollars in Thousands, except per share data)

                                                              Quarter Ended                Nine Months Ended
                                                                 Sept. 30,                      Sept. 30,
                                                       ----------------------------    ----------------------------
                                                           2000            1999            2000            1999
                                                       ------------    ------------    ------------    ------------
Interest earned from financing transactions            $    266,850    $    233,037    $    794,663    $    641,016
Operating lease income                                       26,091          29,433          80,433          85,964
Interest expense                                           (161,565)       (117,738)       (454,421)       (330,680)
Operating lease depreciation                                (15,974)        (19,396)        (49,046)        (53,267)
                                                       ------------    ------------    ------------    ------------
Interest margins earned                                     115,402         125,336         371,629         343,033
Volume-based fees                                                             3,723           1,336           8,751
                                                       ------------    ------------    ------------    ------------
Operating margin                                            115,402         129,059         372,965         351,784
Provision for credit losses                                (111,237)        (13,531)       (141,347)        (12,183)
(Losses) gains on investments and disposal of assets        (90,042)         14,880         (55,549)         45,877
Operating expenses                                          (29,466)        (40,172)       (122,228)       (121,223)
                                                       ------------    ------------    ------------    ------------
(Loss) income from continuing operations before
  income taxes and preferred dividends                     (115,343)         90,236          53,841         264,255
Income tax benefit (expense)                                 45,278         (34,398)        (18,757)       (101,853)
                                                       ------------    ------------    ------------    ------------
(Loss) income from continuing operations before
  preferred dividends                                       (70,065)         55,838          35,084         162,402
Preferred dividends, net of tax                                (946)           (946)         (2,837)         (2,837)
                                                       ------------    ------------    ------------    ------------
(Loss) income from continuing operations                    (71,011)         54,892          32,247         159,565
Discontinued operations, net of tax                          11,803              14         (38,110)           (940)
Net loss on disposal of operations, net of tax             (214,853)                       (214,853)
                                                       ------------    ------------    ------------    ------------
Net (loss) income                                      $   (274,061)   $     54,906    $   (220,716)   $    158,625
                                                       ============    ============    ============    ============
Basic (loss) earnings per share:
(Loss) income from continuing operations               $      (1.16)   $       0.90    $       0.53    $       2.68
Discontinued operations                                       (3.33)                          (4.15)          (0.02)
                                                       ------------    ------------    ------------    ------------
Net (loss) income                                             (4.49)           0.90           (3.62)           2.66
                                                       ------------    ------------    ------------    ------------
Adjusted weighted average shares outstanding             61,018,000      60,860,000      60,976,000      59,540,000
                                                       ============    ============    ============    ============
Diluted (loss) earnings per share:
(Loss) income from continuing operations               $      (1.16)   $       0.86    $       0.53    $       2.53
Discontinued operations                                       (3.33)                          (4.15)          (0.01)
                                                       ------------    ------------    ------------    ------------
Net (loss) income                                             (4.49)           0.86           (3.62)           2.52
                                                       ------------    ------------    ------------    ------------
Adjusted weighted average shares outstanding             61,018,000      65,024,000      60,976,000      64,103,000
                                                       ============    ============    ============    ============
Dividends declared per common share                    $       0.18    $       0.18    $       0.54    $       0.50
                                                       ============    ============    ============    ============

                              The FINOVA Group Inc.
           Selected Consolidated Continuing Operations Financial Data
                           and Ratios (Unaudited) (A)
                             (Dollars in Thousands)

                                                          As of Sept. 30
                                                    --------------------------   As of Dec. 31
                                                       2000           1999           1999
                                                    -----------    -----------    -----------
FINANCIAL POSITION:
  Ending funds employed                             $10,434,102    $ 9,764,377    $10,321,813
  Securitizations (B)                                   393,831        123,681        121,322
                                                    -----------    -----------    -----------
    Total managed assets                             10,827,933      9,888,058     10,443,135
  Reserve for credit losses                             257,702        166,742        178,266
  Nonaccruing assets                                    421,007        169,390        174,993
  Accruing impaired assets                              246,889         92,664        108,764
  Nonaccruing assets as a % of managed assets (C)           3.9%           1.7%           1.7%
  Reserve for credit losses as a % of:
    Ending managed assets (C)                               2.4%           1.7%           1.7%
    Nonaccruing assets                                     61.2%          98.4%         101.9%
    Problem assets                                         38.6%          63.6%          62.8%
  Total assets                                      $13,356,734    $12,594,882    $13,889,889
  Total debt                                         11,271,980     10,289,419     11,407,767
  Preferred securities                                  111,550        111,550        111,550
  Common shareowners' equity                          1,430,631      1,591,699      1,663,381
  Backlog                                             1,682,538      2,233,922      1,905,531
  Common shares repurchased                                          1,815,000      1,833,241
  Leverage (debt to common and preferred equity)           7.3x           6.0x           6.4x


                                               For the Quarter Ended        For the Nine Months Ended
                                                      Sept. 30,                     Sept. 30,
                                             ---------------------------   ---------------------------
                                                2000            1999          2000            1999
                                             -----------     -----------   -----------     -----------
PERFORMANCE HIGHLIGHTS:
  Average managed assets                     $10,819,855     $ 9,517,230   $10,644,576     $ 9,054,845
  Average earning assets (C)                   9,667,845       8,871,143     9,705,134       8,450,478
  New business                                   619,047       1,104,375     2,364,403       2,838,025
  Fee-based volume                                               746,663       193,579       1,693,797
  Net write-offs                                  30,793           7,952        62,008          14,830
  Net write-offs (annualized as a % of
    average managed assets)                         1.14%           0.33%         0.78%           0.22%
  Operating margin (annualized as
    a % of average earning assets)                   4.8%            5.8%          5.1%            5.6%
  Interest margins earned (annualized as a
    % of average earning assets)                     4.8%            5.7%          5.1%            5.4%
  Operating expenses as a % of
    operating margin                                25.5%           31.1%         32.8%           34.5%
  Return (annualized on average common)
    Equity                                         (67.9)%          14.0%        (17.8)%          14.6%

----------
(A) Averages for the periods presented are based on month-end balances except for the weighting of acquisitions, which are based on days outstanding.
(B) Securitizations are assets sold under securitization agreements and managed by the Company.
(C) Average earning assets equal average funds employed less average deferred taxes on leveraged leases and average nonaccruing assets.